The offer of these securities is made in all provinces and territories of Canada and those states in the United States where an exemption from the applicable state securities laws is immediately available. See "Who is eligible to receive Rights?" in the Rights Offering Circular (as defined below). The offering is not being made in jurisdictions where Razor Energy Corp. is not eligible to make such offer.

NOTICE TO SECURITYHOLDERS - May 8, 2023

At April 30, 2023, we have a working capital deficiency of approximately $126.4 million, which includes $63.2 million of indebtedness which will be eliminated pursuant to the Recapitalization Transaction (as defined herein) and $24.1 million owing under the Amended and Restated Term Loan Agreement (as defined in the Rights Offering Circular). We require 100% of the Rights Offering to last 12 months.

The purpose of this notice (the "Notice of Rights Offering") is to advise holders of outstanding common shares ("Common Shares") of Razor Energy Corp. ("Razor" or the "Corporation") of a proposed offering of rights ("Rights") of the Corporation (the "Rights Offering") to subscribe for units ("Rights Units") of Razor on the terms described in the Corporation's rights offering circular dated May 8, 2023 (the "Rights Offering Circular") available for viewing on the Corporation's SEDAR profile at www.sedar.com.

The Rights Offering is being conducted in connection with a series of recapitalization transactions (the “Recapitalization Transaction”) pursuant to a debt settlement agreement dated May 1, 2023 between Razor and Alberta Investment Management Corporation, on behalf of certain designated entities it manages and advises, as further described in the Rights Offering Circular.

Who can participate in the Rights Offering?

Each registered holder of Common Shares as of 5:00 p.m. (Calgary time) on May 15, 2023 (the “Record Date”) may participate in the Rights Offering.  The Rights expire at 4:00 p.m. (Calgary time) (the “Expiry Time”) on June 6, 2023 (the “Expiry Date”) after which time unexercised Rights will be void and of no value.

Who is eligible to receive Rights?

The Rights are offered only to registered holders of Common Shares ("Eligible Holders") resident in a province or territory of Canada or the United States (subject to restrictions in certain states set forth under "Who is eligible to receive Rights" in the Rights Offering Circular) ("Eligible Jurisdictions"). Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to our satisfaction. This Notice of Rights Offering and the Rights Offering Circular are not to be construed as an offering of the Rights, or the Unit Shares (as defined below) and Unit Warrants (as defined below) issuable upon exercise of the Rights, for sale in any jurisdiction outside the Eligible Jurisdictions, or to shareholders who are resident of any jurisdiction other than the Eligible Jurisdictions ("Ineligible Holders"), or a solicitation therein of an offer to buy any securities therein or thereto. Rights may not be exercised by or on behalf of an Ineligible Holder, unless such Ineligible Holder satisfies us that it is an Approved Eligible Holder, as provided below.

How will you receive your Rights?

Rights will be evidenced by transferable rights certificates (each, a "Rights Certificate"). Each Eligible Holder as of the Record Date has been provided their applicable Rights Certificate along with this Notice of Rights Offering.

You are a beneficial holder of Common Shares if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (a "Participant") in the book-based system administered by CDS Clearing and Depository Services Inc. ("CDS") and you are resident in an Eligible Jurisdiction. The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date. We expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Rights Certificates in respect of Rights issued to Ineligible Holders will not be issued and forwarded by the Corporation to Ineligible Holders. Ineligible Holders are being sent this Notice of Rights Offering for information purposes only together with a letter advising them that their Rights Certificates will be issued to and held by Alliance Trust Company, as subscription agent (the "Subscription Agent"), which will hold such Rights as agent for the benefit of all Ineligible Holders.

How does an Ineligible Holder participate?

An Ineligible Holder that: (1) is outside the Eligible Jurisdictions; and (2) satisfies us that such offering to and subscription by such holder or transferee is lawful and in compliance with all applicable securities and other laws (each an "Approved Eligible Holder") may have its Rights Certificate issued and forwarded by the Subscription Agent upon direction from us. The Subscription Agent will hold the Rights until May 27, 2023 (10 days prior to the Expiry Date), in order to give the beneficial holders an opportunity to claim the Rights Certificate by satisfying us that they are an Approved Eligible Holder.

How many Rights are we offering?

We are offering a total of 25,275,250 Rights.

How many Rights will you receive?

Each holder of Common Shares on the Record Date who is resident in an Eligible Jurisdiction will receive one Right for each one Common Share held.

What does one Right entitle you to receive?

Each whole Right allows the holder to purchase 0.494555 of a Rights Unit at a subscription price of $0.80 (the “Subscription Price”) per Rights Unit (the “Basic Subscription Privilege”).  Holders will need to exercise 2.022 Rights to acquire one Rights Unit.  No fractional Rights Units will be issued. Each Rights Unit will consist of one Common Share (a “Unit Share”) and one Common Share purchase warrant of Razor (a “Unit Warrant”). The Rights Units will separate into Unit Shares and Unit Warrants immediately upon issue.

Each whole Unit Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share (a “Warrant Share”) at an exercise price of $1.20 per Warrant Share until 5:00 p.m. (Calgary time) on the date that is five years from the date of issuance. No fractional Common Shares will be issued.

If an Eligible Holder or Approved Eligible Holder exercises all of their Rights under the Basic Subscription Privilege, they will also be entitled to subscribe pro rata for Rights Units not otherwise purchased, if any, pursuant to the Basic Subscription Privilege at the Subscription Price (the "Additional Subscription Privilege").

When and how can you exercise your Rights?

If you are a registered Eligible Holder or Approved Eligible Holder who receives a Rights Certificate, you must complete and deliver your Rights Certificate, together with the Subscription Price for each Right exercised (including pursuant to your Basic Subscription Privilege and, if applicable, your Additional Subscription Privilege), to the Subscription Agent at the address on the return envelope included with your Rights Certificate on or before the Expiry Time.

If you are a beneficial Eligible Holder and hold your Rights through a Participant and wish to exercise your Rights, the Corporation expects in most cases you will be able to exercise your Rights by: (1) delivering to your Participant a properly completed beneficial owner election form required by your Participant to effect the exercise of your Rights; and (2) forwarding to your Participant the aggregate Subscription Price for the Rights Units that you wish to subscribe for in accordance with the terms of the Rights Offering (including pursuant to your Basic Subscription Privilege and, if applicable, your Additional Subscription Privilege).  Participants will have an earlier deadline for receipt of instructions and payment than the Expiry Date. Shareholders who are beneficial Eligible Holders should contact their particular Participant for complete details on how to exercise their Basic Subscription Privilege and the Additional Subscription Privilege.

What are the next steps?

This notice contains key information that you should know about Razor. You can find more details in our Rights Offering Circular. To obtain a copy, visit Razor's profile on the SEDAR website (www.sedar.com), visit www.razor-energy.com, ask your dealer representative for a copy or contact Kevin Braun, Chief Financial Officer of Razor, by email at kbraun@razor-energy.com or by phone at 587-794-4726. You should read the Rights Offering Circular, along with Razor's continuous disclosure record, to make an informed decision.

DATED May 8, 2023.

/s/ "Doug Bailey"
Doug Bailey President & Chief Executive Officer